EXHIBIT 3.1

AMENDED AND RESTATED

CERTIFICATE OF DESIGNATION

of

SERIES A CONVERTIBLE PREFERRED STOCK

of

INNOFONE.COM, INCORPORATED

(Pursuant to NRS 78.1955)

     Innofone.com, Incorporated., a corporation organized and existing under the Nevada Revised Statutes (hereinafter called the “Corporation”), hereby certifies that the following resolution was adopted by the board of directors of the Corporation as required by NRS 78.1955 at a meeting duly called and held on May 31, 2006:

     RESOLVED, that pursuant to the authority granted to and vested in the board of directors of the Corporation (the “Board”) in accordance with the provisions of the certificate of incorporation of the Corporation, as currently in effect, the Board hereby creates a series of Preferred Stock, par value $0.01 per share, of the Corporation (the “Preferred Stock”) and hereby states the designation and number of shares, and fixes the relative rights, preferences, and limitations thereof as follows:

     Series A Convertible Preferred Stock:

Section 1. Designation and Amount. The shares of such series shall be designated as “Series A Convertible Preferred Stock” (the “Series A Preferred Stock”) and the number of shares constituting the Series A Preferred Stock shall be 4,185,000. Such number of shares may be increased by resolution of the Board of Directors.

Section 2. Voting Rights. Except as otherwise required by law, the holders of shares of Series A Preferred Stock (the “Series A Convertible Preferred Stock”) shall have no voting rights unless and until such shares are converted into shares of common stock, par value $.001 per share, of the Corporation (the “Common Stock”).

Section 3. Conversion.

(a) Subject to the limitations in Section 8 below, each share of Series A Preferred Stock shall be convertible into a number of shares of Common Stock equal to the Conversation Ratio (as defined below) upon the earlier of (i) 60 days after the date on which a registration statement prepared by the Corporation covering the resale of the shares of Common Stock issuable upon conversion of the Series A Preferred Stock and filed with the Securities and Exchange Commission, has been declared or becomes effective or (ii) June 3, 2008.

(b) The “Conversion Ratio” shall initially equal 10 shares of Common Stock and shall be subject to adjustment, from time to time, pursuant to Section 4 below. As used herein, a “business day” means any day that is not a Saturday or Sunday, and that is a day on which the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market and the Nasdaq Capital Market are open for business.

(c) In order to convert any shares of Series A Preferred Stock, in whole or in part, into full shares of Common Stock, the applicable Holder shall give written notice in the form of Exhibit 1 (the “Conversion Notice”) by facsimile (with the original of such notice forwarded via overnight courier) to the Corporation at its principal offices to the effect that such Holder elects to have converted the number of shares of Series A Preferred Stock specified therein (such notice and election shall be irrevocable by the Holder). If fewer than all the shares held by such Holder are to be converted, the Corporation shall, within three (3) business days of receipt of such Conversion Notice, issue and deliver to or on the order of the Holder thereof (and indicate the existence on its books and records), at the expense of the Corporation, a new certificate or certificates representing the unconverted shares, to the same extent as if the certificate theretofore representing such unconverted shares had been surrendered on conversion. The effective date of conversion (the “Holder Conversion Date”) shall be deemed to be the date on which the Corporation receives by facsimile the Conversion Notice.

(d) The Corporation shall issue and deliver on or prior to the third business day (the “Required Delivery Date”) after receipt by the Corporation of such Conversion Notice by facsimile, (A) a certificate or certificates which shall be free of restrictive legends and trading restrictions (other than those required by the Subscription Agreement pursuant to which the Series A Preferred Stock was originally issued) representing the number of shares of Common Stock being acquired upon the conversion of shares of Series A Preferred Stock (subject to reduction pursuant to Section 8 below), and (B) one or more certificates representing the number of shares of Series A Preferred Stock not converted. The person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on the Holder Conversion Date. Notwithstanding anything to the contrary contained herein and without limiting any other rights and remedies available to a Holder, if the Corporation shall have failed to timely convert the Series A Preferred Stock in accordance with the provisions of this Section 3, the Holder may revoke such Conversion Notice by delivering written notice to the Corporation, and the Corporation promptly shall return such Holder’s stock certificate(s) submitted for conversion. Each Holder that elects to convert its Series A Preferred Stock will submit to the Corporation, within 30 days of the Holder Conversion Date, such shares of Series A Preferred Stock to be converted.

(e) Each certificate representing shares of Series A Preferred Stock surrendered to the Corporation for conversion pursuant to this Section 3 shall, on the Holder Conversion Date and subject to issuance of the shares of Common Stock issuable upon conversion thereof, be canceled and retired by the Corporation. Upon issuance of the shares of Common Stock issuable upon conversion of the Series A Preferred Stock pursuant to this Section 3, the shares of Series A Preferred Stock formerly represented thereby shall be deemed to be canceled and shall no longer be considered to be issued and outstanding for any purpose, including without limitation, for purposes of accumulating dividends thereon.

(f) Subject to the provisions of this Section 3 and the other provisions of this Certificate of Designation, the Corporation’s obligation to effect conversions pursuant to this Section 3 is absolute and unconditional, irrespective of any action or inaction by any Holder of Series A Preferred Stock, or any violation or alleged violation of law by such Holder.

(g) In the event of a liquidation of the Corporation, the conversion rights shall terminate at the close of business on the first full day preceding the date fixed for the payment of any amounts distributable on liquidation to the holders of Series A Preferred Stock.

Section 4. Adjustments; Reorganizations.

(a) Adjustment for Splits and Combinations. (i) In the event the Corporation at any time or from time to time after June 2, 2006 (the "Issuance Date") makes, or fixes a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock without payment of any consideration, or to effect a dividend of Common Stock to the holders of Common Stock, then as of such record date (or the date of such split or subdivision, dividend or distribution if no record date is fixed), the Conversion Ratio shall be increased so that the number of shares of Common Stock issuable on conversion of each share of Series A Preferred Stock shall be increased in proportion to such increase of the aggregate shares of Common Stock outstanding.

(ii) If the number of shares of Common Stock outstanding at any time after the Issuance Date is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination (or the date of such combination if no record date is fixed), the Conversion Ratio shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of Series A Preferred Stock shall be decreased in proportion to such decrease in of the aggregate shares of Common Stock outstanding.

(b) Adjustment for Dividends and Distributions. In the event the Corporation at any time or from time to time after the Issuance Date makes, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities, cash or other assets of the Corporation (other than shares of Common Stock) or any of its subsidiaries, including in connection with a spin-off, then and in each such event, provision shall be made so that the Holders shall concurrently receives dividends or distributions equal in amount and in the same kind of property (whether cash, securities or other property) as such Holder would be entitled to receive if all of the outstanding Series A Preferred Stock were converted into Common Stock as of the record date of such dividend or distribution with respect to Common Stock. For purposes of this Section 4(b), the number of shares of Common Stock so receivable upon conversion by the Holder shall be deemed to be that number which the Holder would have received upon conversion of the Series A Preferred Stock if the Holder Conversion Date had been the day preceding the date upon which the Corporation announced the making of such dividend or other distribution.

(c) Adjustment for Reclassification, Exchange and Substitution. In the event that at any time or from time to time after the Issuance Date, the Common Stock issuable upon the conversion of the Series A Preferred Stock is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification or otherwise (other than a subdivision or combination of shares or stock dividend or reorganization provided for elsewhere in this Section 4), then and in each such event each Holder shall thereafter have the right upon conversion to receive, the kind and amount of shares of stock and other securities, cash and property receivable upon such recapitalization, reclassification or other change, by holders of the number of shares of Common Stock which the Holder of shares of Series A Preferred Stock would have received had it converted such shares immediately prior to such recapitalization, reclassification or other change, at the Conversion Ratio then in effect (the kind, amount and price of such stock and other securities to be subject to adjustments as herein provided). Prior to the consummation of any recapitalization, reclassification or other change contemplated hereby, the Corporation will make appropriate provision (in form and substance satisfactory to the Holders of a majority of the Series A Preferred Stock then outstanding) to ensure that each of the Holders of the Series A Preferred Stock will thereafter have the right to acquire and receive in lieu of or in addition to (as the case may be) the shares of Common Stock otherwise acquirable and receivable upon the conversion of such Holder’s Series A Preferred Stock, such shares of stock, securities or assets that would have been issued or payable in such recapitalization, reclassification or other change with respect to or in exchange for the number of shares of Common Stock which would have been acquirable and receivable upon the conversion of such Holder’s Series A Preferred Stock had such recapitalization, reclassification or other change not taken place (without taking into account any limitations or restrictions on the timing or amount of conversions). In the event of such recapitalization, reclassification or other change, the formulae set forth herein for conversion and redemption shall be equitably adjusted to reflect such change in number of shares or, if shares of a new class of stock are issued, to reflect the market price of the class or classes of stock (applying the same factors used in determining the Conversion Price for shares of Common Stock) issued in connection with the above described events.

(d) Reorganization. If at any time or from time to time after the Issuance Date there is a capital reorganization of the Common Stock (other than a recapitalization, subdivision, combination, reclassification or exchange of shares provided for elsewhere in this Section 4) then, as a part of such reorganization, provisions shall be made so that the Holders shall thereafter be entitled to receive, subject to a delay in delivery to Holders pursuant to Section 8 below, upon conversion of its shares of Series A Preferred Stock the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock deliverable upon conversion would have been entitled to receive had the holder of shares of Series A Preferred Stock converted such shares immediately prior to such capital reorganization, at the Conversion Ratio then in effect. In any such case, appropriate adjustments shall be made in the application of the provisions of this Section 4 with respect to the rights of the Holders after such capital reorganization to the extent that the provisions of this Section 4 shall be applicable after that event and be as equivalent as may be practicable, including, by way of illustration and not limitation, by equitably adjusting the formulae set forth herein for conversion and redemption to reflect the market price of the securities or property (applying the same factors used in determining the Conversion Price for shares of Common Stock) issued in connection with the above described events.

(e) Certain Events. If any event occurs of the type contemplated by the foregoing provisions of this Section 4 but not expressly provided for by such provisions, then the Corporation’s Board of Directors will, subject to a delay in delivery to Holders pursuant to Section 8 below, make an appropriate adjustment in the Conversion Ratio so as to protect the rights of the holders of the Series A Preferred Stock; provided, however, that no such adjustment will decrease the Conversion Ratio as otherwise determined pursuant to this Section 4.

Section 5. Dividends.

(a) Except as otherwise provided in Section 5(b) below, the shares of Series A Preferred Stock shall not be entitled to any dividends in respect thereof unless and until the Board, in its discretion, so elects.

(b) The Corporation shall not declare or make any dividend or distribution with respect to Common Stock, unless each holder of Series A Preferred Stock concurrently receives dividends or distributions equal in amount and in the same kind of property (whether cash, securities or other property) as such holder would be entitled to receive if all of the outstanding Series A Preferred Stock were converted into Common Stock as of the record date of such dividend or distribution with respect to Common Stock.

(c) No cash dividends may be paid, or funds set apart for payment, on shares of any class of Junior Securities until all accrued dividends on the Series A Preferred Stock have been paid in full or declared and funds set apart for payment thereof in full. “Junior Securities” means the Common Stock and all other equity securities of the Corporation which are junior in rights and liquidation preference to the Series A Preferred Stock.

Section 6. Redemption by the Corporation.

(a) On the date that occurs two years after the Issuance Date (the “Optional Redemption Date”), the Corporation may redeem all (but not less than all) of the then outstanding shares of the Series A Preferred Stock by paying in cash the Series A Redemption Price (as defined below) to each Holder; provided that the Corporation has given notice of its intention to redeem the Series A Preferred Stock in accordance with Section 6(b) below.

(b) Notice of the Corporation’s intention to redeem the Series A Preferred Stock under this Section 6 shall, as a condition thereto, be given at least 30 days prior to the Optional Redemption Date by facsimile, followed within twenty-four (24) hours by notice via overnight courier, to the Holders. Each such notice shall be irrevocable and shall state: (i) the Optional Redemption Date; (ii) the place or places where the stock certificates representing the Series A Preferred Stock are to be surrendered for payment of the redemption price, which may be the Corporation’s principal offices; and (iii) the Series A Redemption Price and the calculation of such price (the “Redemption Notice”). On the Optional Redemption Date, the Corporation shall pay the applicable Series A Redemption Price. Notwithstanding anything to the contrary in the foregoing, after a Redemption Notice has been given pursuant to this subsection (b), each Holder shall retain the right to elect to convert its shares of Series A Preferred Stock, in whole or in part, into shares of Common Stock pursuant to Section 3 above, in lieu of such redemption by delivering the applicable Conversion Notice prior to the Optional Redemption Date.

(c) Each certificate representing shares of Series A Preferred Stock redeemed by the Corporation pursuant to this Section 6 shall, on the applicable redemption date be canceled and retired by the Corporation. Upon payment of the applicable redemption price, the shares of Series A Preferred Stock formerly represented thereby shall be deemed to be canceled and shall no longer be considered to be issued and outstanding for any purpose, including without limitation, for purposes of accumulating dividends thereon. Such Holder shall deliver, as promptly as is practicable, to the Corporation the certificate or certificates representing redeemed shares of Series A Preferred Stock via overnight courier, or notify the Corporation that such certificate(s) has been lost, stolen or destroyed, as set forth in Section 13 below.

(d) If the Corporation for any reason fails to redeem any of the shares of the Series A Preferred Stock as required pursuant to this Section 6 on or prior to the applicable redemption date, then, notwithstanding anything to the contrary contained herein and in addition to any other remedies herein provided to the Holders, the unpaid portion of the Series A Redemption Price shall accrue interest at the rate of 8.0% per annum, payable monthly in cash to the applicable Holder. So long as any such failure remains unremedied, the Holder of the Series A Preferred Stock shall have all of the rights it would otherwise have had in the absence of the Corporation’s having given the Redemption Notice.

(e) So long as any Series A Preferred Stock shall remain outstanding, neither the Corporation nor any subsidiary thereof shall redeem, purchase or otherwise acquire otherwise than upon conversion or exchange directly or indirectly any Junior Securities, nor shall the Corporation directly or indirectly pay or declare any dividend or make any distribution (other than a dividend or distribution described in Section 5) upon, nor shall any distribution be made in respect of, any Junior Securities, nor shall any monies be set aside for or applied to the purchase or redemption (through a sinking fund or otherwise) of any Junior Securities, unless consented to by the holders of a majority of the Series A Preferred Stock.

(f) As used herein, the “Series A Redemption Price” shall mean, at any time, an amount per share equal to the market price of the Common Stock at the time of redemption multiplied by the Conversion Ratio plus any unpaid amounts due thereon as provided in Section 6(d) above. The market price shall be the trailing ten (10) day average of the Common Stock as quoted on the OTC Bulletin Board or, if applicable, as listed on one of the following markets or exchanges: the Nasdaq SmallCap Market, the American Stock Exchange, the New York Stock Exchange or the Nasdaq National Market.

Section 7. Rank; Liquidation. The Series A Preferred Stock shall rank, with respect to the payment of dividends and the distribution of assets, senior to the Junior Securities. The Holders of Series A Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, shall be entitled to receive in cash out of the assets of the Corporation, whether from capital or from earnings available for distribution to its stockholders (the “Preferred Funds”), before any amount shall be paid to the holders of any Common Stock or any other Junior Securities, an amount per share of Series A Preferred Stock equal to the original purchase price per share plus accrued and unpaid dividends (the “Liquidation Value”); provided that if (i) the Preferred Funds are insufficient to pay the full amount due to the Holders, then each Holder shall receive a ratable percentage of the Preferred Funds in accordance with the respective amounts that would be payable in full to such holder as a liquidation preference and (ii) in such event, the As-Converted Liquidation Amount is greater than the Liquidation Value, then the holders of the Series A Preferred Stock shall be entitled to receive the As-Converted Liquidation Amount in lieu of the Liquidation Value. The “As-Converted Liquidation Amount” means the amount per share of Series A Preferred Stock that the Holders would receive as a pro rata share of the assets of the Corporation legally available for distribution determined on an as-converted to Common Stock basis based on the Conversion Ratio at the time in effect for the Series A Preferred Stock and number of other shares of Common Stock then outstanding.

Section 8. Limitation on Beneficial Ownership. Notwithstanding anything to the contrary contained in this Certificate of Designation, no Holder of Series A Preferred Stock shall have the right to receive, and the Corporation shall not issue to any Holder, any securities as a dividend or distribution, or upon conversion or redemption of the Series A Preferred Stock, to the extent that, upon giving effect to such issuance, the aggregate number of shares of Common Stock beneficially owned by such Holder and its affiliates would exceed 9.5% of the total outstanding shares of Common Stock following such issuance. Any such issuance shall be limited to an amount of shares as shall not exceed such percentage, and the issuance of the remaining shares shall be delayed (without compounding, increasing, creating or accelerating any obligation of the Corporation to the applicable Holder under this Certificate of Designation), and such shares shall not be considered outstanding, until (and only until) the conditions set forth at the end of this Section 8 are satisfied. For purposes of the foregoing, the aggregate number of shares of Common Stock beneficially owned by the Holder and its affiliates shall include the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock with respect to which the determination of such proviso is being made, but shall exclude the number of shares of Common Stock which would be issuable upon (i) conversion of the remaining, nonconverted shares of Series A Preferred Stock beneficially owned by the Holder and its affiliates and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Corporation (including, without limitation, any warrants or convertible preferred stock) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder and its affiliates. Except as set forth in the preceding sentence, for purposes of this Section 8, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act, as amended. For purposes of this Section 8, in determining the number of outstanding shares of Common Stock, a Holder may rely on the number of outstanding shares of Common Stock as reflected in (1) the Corporation’s most recent Form 10-Q or Form 10-K, as the case may be, (2) a more recent public announcement by the Corporation or (3) any other notice by the Corporation or its transfer agent setting forth the number of shares of Common Stock outstanding. Upon the written request of any Holder, the Corporation shall promptly, but in no event later than one (1) business day following the receipt of such request, confirm in writing to any such Holder the number of shares Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Corporation, including the Series A Preferred Stock, by such Holder and its affiliates since the date as of which such number of outstanding shares of Common Stock was reported. If at any time, a Holder is unable to receive shares of Common Stock as a result of this Section 8, then it shall be entitled to receive such Common Stock at such subsequent time as it notifies the Corporation in writing that its receipt of such Common Stock is permitted hereunder. By written notice to the Corporation, any Holder may waive the provisions of this Section 8 solely with respect to its own holdings, but any such waiver will not be effective until the 61st day after such notice is delivered to the Corporation.

Section 9. Fractional Shares. No fractional shares of Common Stock or scrip representing fractional shares of Common Stock shall be issuable hereunder and the Corporation shall pay cash in an amount equal to the value of the fractional share of Common Stock to which any holder would otherwise be entitled.

Section 10. Reservation of Stock. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock such number of shares of Common Stock as shall be necessary for the purpose of effecting the conversion of shares of Series A Preferred Stock and for the payment of any dividends in shares of registered Common Stock, which shares shall be free of preemptive rights, for the purpose of enabling the Corporation to satisfy any obligation to issue shares of its Common Stock, or other securities, upon conversion of all shares of Series A Preferred Stock pursuant hereto.

Section 11. Taxes. The Corporation shall pay any and all documentary, stamp or similar taxes attributable to the issuance and delivery of Common Stock or other securities upon conversion of the Series A Preferred Stock. However, the Corporation shall not be required to pay any tax which may be payable in respect to any transfer involved in the issue and delivery of shares of Common Stock upon conversion in a name other than that in which the shares of the Series A Preferred Stock so converted were registered, and no such issue or delivery shall be made unless and until the person requesting such issue or delivery has paid to the Corporation the amount of any such tax, or has established, to the satisfaction of the Corporation, that such tax has been paid. The Corporation shall not be required to pay any income tax upon the issuance of Common Stock in lieu of cash payment of dividends or redemption payments.

Section 12. No Impairment. The Corporation shall not intentionally take any action which would impair the rights and privileges of the Series A Preferred Stock set forth herein or the rights of the Holders thereof. The Corporation will not, by amendment of its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions herein and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Series A Preferred Stock against impairment.

Section 13. Replacement Certificate. In the event that any Holder notifies the Corporation that a stock certificate evidencing shares of Series A Preferred Stock has been lost, stolen, destroyed or mutilated, the Corporation shall issue a replacement stock certificate evidencing the Series A Preferred Stock identical in tenor and date (or if such certificate is being issued for shares not covered in a redemption or conversion, in the applicable tenor and date) to the original stock certificate evidencing the Series A Preferred Stock, provided that the Holder executes and delivers to the Corporation an affidavit of lost stock certificate and an agreement reasonably satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such Series A Preferred Stock stock certificate; provided, however, the Corporation shall not be obligated to re-issue replacement stock certificates if the Holder contemporaneously requests the Corporation to convert or redeem the full number of shares evidenced by such lost, stolen, destroyed or mutilated certificate.

Section 14. Amendment. The certificate of incorporation of the Corporation shall not be amended, including any amendment through consolidation, merger, combination or other transaction, in any manner which would materially alter or change the powers, preferences or special rights of the Series A Preferred Stock so as to affect them adversely without the affirmative vote of the holders of at least a majority of the outstanding shares of Series A Preferred Stock, voting together as a single class.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation to be duly executed by an officer thereunto duly authorized this 1st day ofJune, 2006.

INNOFONE.COM, INCORPORATED
By:	/s/ Alex Lightman
Name: Alex Lightman
Title: Chief Executive Officer

EXHIBIT 1

CONVERSION NOTICE

Reference is made to the Certificate of Designation of the Series A Preferred Stock (the “Certificate of Designation”) of Innofone.com, Incorporated, a Nevada corporation (the “Corporation”). In accordance with and pursuant to the Certificate of Designation, the undersigned hereby elects to have the Corporation convert the number of shares of Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), of the Corporation, indicated below into shares of Common Stock, par value $0.001 per share (the “Common Stock”), of the Corporation, by tendering the stock certificate(s) representing the share(s) of Series A Preferred Stock specified below as of the date specified below.

Date of Conversion:
Number of Series A Preferred Stock to be converted:
Stock certificate no(s). of Series A Preferred Stock to be converted:
Please confirm the following information:
Conversion Ratio:
Shares of Common Stock:

Please issue the Common Stock into which the Series A Preferred Stock are being converted and, if applicable, any check drawn on an account of the Corporation in the following name and to the following address:

Issue to:
Facsimile Number:
Authorization:
By: Title: